VIACOM INC.

SENIOR NOTES OFFERING—FINAL TERMS

Issuer Free Writing Prospectus

Dated August 19, 2009

Filed Pursuant to Rule 433

Registration Statement No. 333-139086

Issuer:	Viacom Inc.

Ratings:*	Moody’s: Baa3 / S&P: BBB / Fitch: BBB

Format:	SEC Registered

Securities:	Senior Notes

Principal Amount:	$600,000,000	$250,000,000

Trade Date:	August 19, 2009	August 19, 2009

Settlement Date (T+5):	August 26, 2009	August 26, 2009

Maturity Date:	September 15, 2014	September 15, 2019

Price to Public:	99.291%	99.247%

Gross Spread:	0.35%	0.45%

Net Proceeds:	$593,646,000	$246,992,500

Coupon:	4.375%	5.625%

Yield to Maturity:	4.533%	5.724%

Spread to Benchmark Treasury:	UST +210 bps	UST +225 bps

Benchmark Treasury:	2.625% UST due 7/14	3.625% UST due 8/19

Benchmark Treasury Yield:	2.433%	3.474%

Interest Payment Dates:	Semi-annually on March 15 and September 15 commencing March 15, 2010	Semi-annually on March 15 and September 15 commencing March 15, 2010

Make-Whole Call:	Treasury Rate plus 35 bps	Treasury Rate plus 35 bps

Denominations:	$2,000 X $1,000	$2,000 X $1,000

Day Count:	30/360	30/360

CUSIP:	92553PAE2	92553PAD4

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about August 26, 2009, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade either series of the Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade those Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free to Citigroup Global Markets Inc. at 1-877-858-5407, Deutsche Bank Securities Inc. at 1-800-503-4611, or RBS Securities Inc. at 1-866-884-2071.

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